DHT Holdings, Inc.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

March 14, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Mr. Justin Dobbie
Mr. J. Nolan McWilliams

Re:	DHT Holdings, Inc.
Registration Statement on Form F-3
Filed March 4, 2014
File No. 333-194296

Dear Mr. Dobbie and Mr. McWilliams:

We refer to the comment letter dated March 12, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form F-3 (File No. 333-194296) (the “Registration Statement”) filed by DHT Holdings, Inc. (the “Company”) with the Commission via EDGAR on March 4, 2014.  The Company has today filed with the Commission, via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  This letter and Amendment No. 1 set forth the Company’s responses to the comments contained in the Comment Letter.

The heading and numbered items of this letter correspond to the heading and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Exhibit 8.1

1.
Counsel states in the first paragraph on page 2 that in its opinion, “the statements made in the Registration Statement, insofar as they describe the material U.S. federal income tax consequences . . . fairly summarize the matters therein described.”  Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus.  Please have counsel revise accordingly.  For guidance, refer to section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: Our tax counsel has revised Exhibit 8.1 to Amendment No. 1 to address the Staff’s comment.

Securities and Exchange Commission March 14, 2014

2.
It appears the consent of Cravath, Swain & Moore LLP has been omitted from exhibit 8.1. Please have counsel include its consent to the discussion of its opinion in the prospectus, the reproduction of its opinion as an exhibit to the registration statement, and to being named in the registration statement. Refer to section 7 of the Securities Act and, for guidance, section IV of Staff Legal Bulletin No. 19.

Response: Our tax counsel has revised Exhibit 8.1 to Amendment No. 1 to address the Staff’s comment.

Please contact me at +47 4129 2712 if you have any questions regarding this submission.

Sincerely,

/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.

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